UNITED STATE
SSECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated March 31, 2004, announcing SETTLEMENT
REACHED WITH ISRAELI TAX AUTHORITIES

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: March 31, 2004

Exhibit 99.1

March 31, 2004

FOR IMMEDIATE RELEASE

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308
+972-4-604 8300 (fax)
mosheamit@camtek.co.il

CAMTEK LTD. ANNOUNCES SETTLEMENT
REACHED WITH ISRAELI TAX AUTHORITIES

MIGDAL HA’EMEK, Israel – March 31, 2004 – Camtek Ltd. (NASDAQ:CAMT) today announced that a settlement has been reached with the Israeli tax authorities over disputed assessments for the 1999, 2000 and 2001 tax years. Under the settlement reached, Camtek will pay a total of approximately $685,000 (inclusive of all interest and currency linkage differentials) to settle approximately $6.7 million in assessments previously demanded by the Israeli tax authorities with respect to the 1999-2001 tax years. In addition, Camtek will continue to calculate its applicable tax benefits for the subsequent years of the Israeli tax benefits program in which it currently participates (2002-2007) at the rates previously disputed by the Israeli tax authorities. The settlement amount will result in a one-time provision for income taxes of approximately $460,000 in the first quarter of 2004, in addition to the $225,000 that was reserved for this purpose in the fourth quarter of 2003.

“We are very pleased,” said Rafi Amit, Camtek’s Chief Executive Officer, “to have reached an agreement with the Israeli tax authorities and thus laid to rest any concerns about the large amounts originally demanded for the 1999, 2000 and 2001 tax years. This settlement is particularly positive for Camtek, as it confirms our applicable tax benefits in question for subsequent tax years through 2007.”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

        This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.